UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRISALUS LIFE SCIENCES, INC.

(Name of Subject Company and Filing Persons (Issuer))

Warrants to Acquire Shares of Common Stock
(Title of Class of Securities)

89680M119
(CUSIP Number of Class of Securities)

Mary Szela

Chief Executive Officer

6272 W. 91st Ave.

Westminster, Colorado 80031

(303) 442-1222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Matt Browne

Carlos Ramirez

Reid Hooper

Cooley LLP

10265 Science Center Dr

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of each class of Warrants (as defined in Item 2(b) below), consisting of the Public Warrants, Private Placement Warrants and Working Capital Warrants (each as defined below) (and, for the avoidance of doubt, do not include any warrants issued by the Company to OrbiMed Royalty & Credit Opportunities IV, LP (“OrbiMed”) in connection with that certain Credit Agreement between us and OrbiMed), to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), to receive 0.3 shares of Common Stock in exchange for every outstanding Warrant tendered by the holder, which includes holders of the Public Warrants, Private Placement Warrants and Working Capital Warrants, and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 24, 2024 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement (such amendment, the “Warrant Amendment”), dated as of December 17, 2020, by and between MedTech Acquisition Corporation and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer, in accordance with the Warrant Amendment. Pursuant to the terms of the Warrant Agreement, certain amendments including the Warrant Amendment, require the vote or written consent of holders of at least a majority of the then outstanding (i) Public Warrants, (ii) Private Placement Warrants with respect to modifications or amendments that apply to the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, including the Warrant Amendment, and (iii) Working Capital Warrants with respect to modifications or amendments that apply to the Working Capital Warrants or any provision of the Warrant Agreement with respect to the Working Capital Warrants, including the Warrant Amendment. As a result, in order to amend the Warrant Agreement with respect to the (i) Public Warrants, consent of a majority of the Public Warrants is required and (ii) the Private Placement Warrants or the Working Capital Warrants, consent of a majority of the Public Warrants and Private Placement Warrants or Working Capital Warrants is required, depending on the class amended.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO. Capitalized terms used but not defined in this Schedule TO have the respective meanings set forth in the Prospectus/Offer to Exchange.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)      Name and Address. The name of the issuer is TriSalus Life Sciences, Inc. The Company’s principal executive offices are located at 6272 W. 91st Ave., Westminster, Colorado 80031, and its telephone number at such offices is (888) 321-5212.

(b)     Securities. The subject securities are (i) 8,281,779 warrants (the “Public Warrants”) that trade on the Nasdaq Global Market under the symbol “TLSIW,” (ii) 4,933,333 warrants (the “Private Placement Warrants”) purchased by MedTech Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), in connection with the initial public offering, consummated December 22, 2020, of MedTech Acquisition Corporation (“MTAC,” which was renamed “TriSalus Life Sciences, Inc.”), and (iii) 1,000,000 warrants (the “Working Capital Warrants”) issued upon the conversion of the promissory note issued by MTAC to the Sponsor for working capital requirements and payment of certain expenses. The Public Warrants, the Private Placement Warrants and the Working Capital Warrants are collectively referred to in this Schedule TO as the “Warrants,” and individually as a “Warrant.” The Private Placement Warrants and the Working Capital Warrants are not listed on a securities exchange nor traded in an over-the-counter market. Each Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $11.50 per share, subject to adjustment pursuant to the Warrant Agreement. As of May 23, 2024, 14,215,112 Warrants were outstanding. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary—Warrants that qualify for the Offer” is incorporated herein by reference.

(c)      Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)     Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of May 24, 2024 are listed in the table below.

Name	Position
Mary Szela	Chief Executive Officer, President; Director
Sean Murphy	Chief Financial Officer; Director
Dr. Steven Katz	Chief Medical Officer
Bryan Cox	Chief Scientific and Manufacturing Officer
Jennifer Stevens	Chief Regulatory Officer
Richard Marshak	Senior Vice President, Corporate Development & Strategy
Jodi Devlin	President, Commercial Operations
Mats Wahlström	Chairman of the Board
Andrew von Eschenbach	Director
Liselotte Hyveled	Director
George Kelly Martin	Director
David J. Matlin	Director
Arjun Desai	Director
Kerry Hicks	Director
Anil Singhal	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)     Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary,” “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Accounting Treatment” and “Market Information, Dividends and Related Stockholder Matters—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)     Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)     Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary—Purpose of the Offer and Consent Solicitation” and “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)    Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interests of the Company and its stockholders. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)    Conditions. Not applicable.

(d)    Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)    Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Warrants in the last 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Exchange Agent,” “Market Information, Dividends and Related Stockholder Matters—Information Agent,” “Market Information, Dividends and Related Stockholder Matters—Dealer Manager and Solicitation Agent” and “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10.	Financial Statements.

(a)    Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange in the section entitled “Index to Financial Statements” are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)    Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2)    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(c)    Not applicable.

Item 12.	Exhibits.

(a)    Exhibits.

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Exhibits	Filing Date
(a)(l)(A)	Prospectus/Offer to Exchange.	Form S-4	333-279691	—	May 24, 2024
(a)(1)(B)	Form of Letter of Transmittal.	Form S-4	333-279691	99.1	May 24, 2024
(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Form S-4	333-279691	99.2	May 24, 2024
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-279691	99.3	May 24, 2024
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-279691	99.4	May 24, 2024
(a)(2)	Not applicable.	—	—	—	—

(a)(3)	Not applicable.	—	—	—	—
(a)(4)	Prospectus/Offer to Exchange.	Form S-4	333-279691	—	May 24, 2024
(a)(5)	Press Release, dated May 24, 2024.	Form 8-K	001-39813	99.1	May 24, 2024
(b)	Not applicable.	—	—	—	—
(d)(i)	Agreement and Plan of Merger, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	2.1	November 14, 2022
(d)(ii)	First Amendment to Agreement and Plan of Merger, dated as of April 4, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	April 5, 2023
(d)(iii)	Second Amendment to Agreement and Plan of Merger, dated as of May 13, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	May 13, 2023
(d)(iv)	Third Amendment to Agreement and Plan of Merger, dated as of July 5, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	July 6, 2023
(d)(v)	Second Amended and Restated Certificate of Incorporation of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.1	August 16, 2023
(d)(vi)	Amended and Restated Bylaws of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.2	August 16, 2023
(d)(vii)	Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.3	August 16, 2023
(d)(viii)	Specimen Common Stock Certificate.	Form 8-K	001-39813	4.1	August 16, 2023
(d)(ix)	Specimen Warrant Certificate.	Form 8-K	001-39813	4.2	August 16, 2023
(d)(x)	Warrant Agreement, dated December 17, 2020, by and between MTAC and Continental Stock Transfer & Trust Company.	Form 8-K	001-39813	4.1	December 23, 2020
(d)(xi)	Form of Amended and Restated Registration Rights Agreement, by and among TriSalus Life Sciences, Inc., MedTech Acquisition Sponsor LLC, and certain former stockholders of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	November 14, 2022
(d)(xii)	Amended and Restated Registration Rights Agreement, dated August 9, 2023, by and among TriSalus Life Sciences, Inc., members of MedTech Acquisition Sponsor LLC, and certain former stockholders of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	August 16, 2023
(d)(xiii)	TriSalus Life Sciences, Inc. 2023 Equity Incentive Plan	Form 8-K	001-39813	10.21	August 16, 2023
(d)(xiv)	TriSalus Life Sciences, Inc. 2023 Employee Stock Purchase Plan	Form 8-K	001-39813	10.24	August 16, 2023

(d)(xv)	Letter Agreement, dated December 17, 2020, by and among MedTech Acquisition Corporation, its officers and directors and MedTech Acquisition Sponsor LLC.	Form 8-K	001-39813	10.1	December 23, 2020
(d)(xvi)	Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan.	Form 8-K	001-39813	10.15	August 16, 2023
(d)(xvii)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (Pre-2020).	Form 8-K	001-39813	10.16	August 16, 2023
(d)(xviii)	Form of Early Exercise Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants prior to 2020).	Form 8-K	001-39813	10.17	August 16, 2023
(d)(xix)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants after 2020).	Form 8-K	001-39813	10.18	August 16, 2023
(d)(xx)	Form of Early Exercise Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants after 2020).	Form 8-K	001-39813	10.19	August 16, 2023
(d)(xxi)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan.	Form 8-K	001-39813	10.20	August 16, 2023
(d)(xxii)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under 2023 Equity Incentive Plan.	Form 8-K	001-39813	10.22	August 16, 2023
(d)(xxiii)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement under 2023 Equity Incentive Plan.	Form 8-K	001-39813	10.23	August 16, 2023
(d)(xxiv)	Form of Indemnification Agreement by and between the Company and its directors and executive officers.	Form 8-K	001-39813	10.25	August 16, 2023
(d)(xxv)	Non-Employee Director Compensation Policy.	Form 8-K	001-39813	10.26	August 16, 2023
(d)(xxvi)	Standby Equity Purchase Agreement, by and between TriSalus Life Sciences, Inc. and YA II PN, LTD.	Form 8-K	001-39813	99.1	October 3, 2023
(d)(xxvii)	Asset Purchase Agreement, dated as of July 31, 2020, by and between Dynavax Technologies Corporation and Surefire Medical Inc. d/b/a TriSalus Life Sciences.	Form S-4/A	333-269138	10.13	April 21, 2023
(d)(xxviii)	Amended and Restated Employment Agreement, dated November 11, 2022, by and between TriSalus Life Sciences, Inc. and Mary Szela.	Form S-4/A	333-269138	10.14	April 21, 2023

(d)(xxvix)	Amended and Restated Employment Agreement, dated November 12, 2022, by and between TriSalus Life Sciences, Inc. and Steven C. Katz, MD.	Form S-4/A	333-269138	10.15	April 21, 2023
(d)(xxx)	Executive Employment Agreement, dated July 9, 2022, by and between TriSalus Life Sciences, Inc. and Sean Murphy.	Form S-4/A	333-269138	10.16	April 21, 2023
(d)(xxxi)	Amended and Restated Executive Employment Agreement, dated October 11, 2022, by and between TriSalus Life Sciences, Inc. and Richard Marshak.	Form S-4/A	333-269138	10.17	April 21, 2023
(d)(xxxii)	Executive Employment Agreement, dated November 11, 2022, by and between TriSalus Life Sciences, Inc. and Jennifer L. Stevens.	Form S-4/A	333-269138	10.18	April 21, 2023
(d)(xxxiii)	Executive Employment Agreement, dated November 4, 2022, by and between TriSalus Life Sciences, Inc. and Bryan F. Cox, Ph.D.	Form S-4/A	333-269138	10.19	April 21, 2023
(d)(xxxiv)	Executive Employment Agreement, Dated August 28, 2023, by and between TriSalus Life Sciences, Inc. and Jodi Devlin	Form S-1/A	333-269138	10.14	October 19, 2023
(d)(xxxv)	Strategic Collaboration Agreement, dated March 2, 2021, by and between Surefire Medical Inc. d/b/a TriSalus Life Sciences and The University of Texas M.D. Anderson Cancer Center.	Form S-4/A	333-269138	10.20	April 21, 2023
(d)(xxxvi)	Distribution and Collaboration Agreement, dated May 7, 2019, between Hangzhou Ruizhen Therapeutics Co., Ltd. and Surefire Medical, Inc. d/b/a TriSalus Life Sciences.	Form S-4/A	333-269138	10.24	June 8, 2023
(d)(xxxvii)	Office/Warehouse Lease, dated February 4, 2014 between Colorado Industrial Portfolio LLC and Surefire Medical, Inc., as amended.	Form S-4/A	333-269138	10.25	July 6, 2023
(d)(xxxviii)	Registration Rights Agreement, dated April 30, 2024, by and between TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	4.4	May 15, 2024
(d)(xxxix)	Warrant Certificate, dated April 30, 2024, by and between TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	4.5	May 15, 2024
(d)(xl)	Credit Agreement, dated April 30, 2024, by and between TriSalus Operating Life Sciences, Inc., TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	10.1	May 15, 2024
(d)(xli)	Form of Dealer Manager and solicitation agent Agreement.	Form S-4	333-279691	10.28	May 24, 2024
(d)(xlii)	Form of Tender and Support Agreement, by and between the Company and Supporting Stockholders.	Form S-4	333-279691	10.29	May 24, 2024
(g)	Not applicable.	—	—	—	—
(h)	Tax Opinion of Cooley LLP.	Form S-4	333-279691	8.1	May 24, 2024

(b)   Filing Fee Exhibit.

Filing Fee Table.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Mary Szela
Chief Executive Officer

Dated: May 24, 2024